EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Six Months Ended
	June 30,				For the Year Ended December 31,
	2005		2004		2004		2003		2002		2001		2000

EARNINGS:
Income from continuing operations before taxes, minority interest, and accounting change	$183,173		$213,584		$397,901		$372,606		$116,325		$91,762		$82,717
Add —
Fixed charges	25,538		17,456		32,118		48,687		63,164		67,316		44,812
Less —
Preferred dividend requirement of consolidated subsidiary	—		—		—		—		(4,140)		(9,999)		(9,965)
Capitalized interest	(4,910)		(8,016)		(14,216)		(16,531)		(24,033)		(33,242)		(20,918)

Total earnings	$203,801		$223,024		$415,803		$404,762		$151,316		$115,837		$96,646

FIXED CHARGES:
Interest expense	$24,061		$16,071		$29,333		$46,360		$57,450		$56,259		$34,064
Preferred dividend requirement of consolidated subsidiary	—		—		—		—		4,140		9,999		9,965
Portion of rental expense representing interest	1,477		1,385		2,785		2,327		1,574		1,058		783

Total fixed charges	$25,538		$17,456		$32,118		$48,687		$63,164		$67,316		$44,812

RATIO OF EARNINGS TO FIXED CHARGES	8.0	x	12.8	x	12.9	x	8.3	x	2.4	x	1.7	x	2.2	x